Exhibit 99.2

Q2 FY23 Results:

Mytheresa reports GMV growth of 8% in Q2 FY23 and strong profitability of 9% Adjusted EBITDA margin despite significant macro-economic headwinds

•	Gross Merchandise Value (GMV) growth of 7.8% to €215.9 million in Q2 FY23 as compared to €200.2 million in the prior year period
•	GMV growth of 13.7% in H1 FY23 as compared to the prior year period
•	Number of top customer growth of 25.3% in Q2 of FY23 and 26.2% in H1 FY23 as compared to the prior year period
•	Gross Profit margin of 54.8% in Q2 FY23, an increase of 140 BPs from Q2 of FY22
•	Strong profitability with adjusted EBITDA of €17.7 million in Q2 FY23, representing an Adjusted EBITDA margin of 9.3%
•	Confirmed guidance for full FY23 at the lower end of 16% to 22% GMV growth and 9% to 9.5% Adjusted EBITDA margin

MUNICH, Germany (February 23, 2023) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), the parent company of Mytheresa Group GmbH, today announced financial results for its second quarter of fiscal year 2023 ended December 31, 2022. The luxury multi-brand digital platform delivered another quarter of solid growth with continued strong profitability, despite significant macro-economic headwinds.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “We are pleased with the solid growth in the second quarter which is driven by Mytheresa’s clear focus on the true high-end, wardrobe-building luxury customers and not the aspirational, occasional luxury shoppers who are more likely to be impacted negatively by an economic downturn. Our business has shown once more excellent financial strength and resilience against a backdrop of economic and geopolitical challenges, setting Mytheresa apart from other digital platforms in the same period.”

Kliger continued, “We have built a very resilient and agile business model. We are global, active across many luxury categories, uniquely focused on full-price selling and we have a high share of cost variability. This enables Mytheresa to deliver strong profitability even at times of slower growth. All of this, along with the consistently high-quality levels of services and creative productions, clearly places us as one of the few winners in the consolidating luxury ecommerce space.”

FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED DECEMBER 31, 2022

•	GMV growth of 7.8% to €215.9 million in Q2 FY23 as compared to €200.2 million in the prior year period
•	Net sales increase of 1.3% year-over-year to €190.1 million
•	Increase of 140 basis points in Gross Profit margin to 54.8% compared to 53.4% in the prior year period due to increased sales from the Curated Platform Model (CPM) generating 100% gross margin with no costs of sales
•	Strong profitability with Adjusted EBITDA of €17.7 million in Q2 FY23, representing an Adjusted EBITDA margin of 9.3%
•	Adjusted operating income of €14.9 million at an Adjusted operating income margin of 7.9%
•	Adjusted net income of €11.0 million at an Adjusted net income margin of 5.8%

RECENT BUSINESS HIGHLIGHTS

Strong Global Expansion:

•	Solid GMV growth despite significant macro-economic headwinds with +7.8% vs. Q2 FY22 and +13.7% in H1 FY23 vs. H1 FY22
•	GMV growth in the United States of +12.7% in Q2 FY23 vs. Q2 FY22 and total GMV share of the US expanding to 16.9%
•	High-impact top customer activations held in Europe, the United States and the Middle East with truly “money can’t buy” experiences

Continued Brand Partnerships:

•	Launch of exclusive capsule collections and pre-launches in collaboration with Loro Piana, Max Mara, Etro, The Row, Oscar de la Renta, Stella McCartney, Christian Louboutin, Givenchy and many more
•	Strong expansion of skiwear category with capsules and exclusives by Dolce&Gabbana, Khaite, Gucci and Pucci
•	Launch of Moncler Grenoble exclusive products with highly impactful shoppable video campaign shot by Mytheresa in Crans Montana with professional skiers
•	Successful operation of the Curated Platform Model (CPM) with 7 brands and positive business impact

High-quality Customer Growth:

•	LTM growth of active customers of 10.1% reaching 814,000 customers
•	Strong growth of number of top customers with +25.3% in Q2 FY23 vs. Q2 FY22 as well as an increase in average GMV per all customers of +1.9% in Q2 FY23 showing the quality of customer acquisitions
•	Solid number of first-time buyers in one quarter with over 120,000 new customers
•	Newly acquired Q3 FY22 customer cohorts show positive repurchase rates up to December compared to the cohort acquired in Q3 FY21

Consistent Strong Operational Performance:

•	Maintained very good customer satisfaction with an industry-leading Net Promoter Score of 79.5% in Q2 FY23
•	Achieved strong Gross Profit margin with 54.8% in Q2 FY23 based on continued focus on full-price business and increasing share of CPM which generates 100% gross profit with no cost of sales
•	Operational indicators in Q2 FY23 underlined resilience and adaptability of the Mytheresa business model despite significant challenging macro-economic conditions

BUSINESS OUTLOOK

For the full fiscal year ending June 30, 2023, we confirm our previous guidance at the lower end of the given range for top and bottom line:

•	GMV in the range of €865 to €910 million, representing 16% to 22% growth
•	Net Sales in the range of €755 million to €800 million, representing 10% to 16% growth
•	Gross Profit in the range of €410 million to €435 million, growing in line with GMV and representing 16% to 22% growth Adjusted EBITDA in the range of €68 million to €76 million with an Adjusted EBITDA margin of 9.0% to 9.5%

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its second quarter of fiscal year 2023 financial results on February 23, 2023 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (888) 550-5658 (USA). The participant access code will be 4922601. The conference call replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on February 23, 2023, through March 2, 2023, by dialing +1 (800) 770-2030 (USA). The replay passcode will be 4922601. For specific international dial-ins please see here.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; the impact of restrictions on use of identifiers for advertisers (IDFA); future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the form 20-F filed on September 14, 2022 under Rule 424(b)(4) of the Securities Act. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA Margin is a non-IFRS measure which is calculated in relation to net sales.
•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income Margin is a non-IFRS measure which is calculated in relation to net sales.
•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income Margin is a non-IFRS measure which is calculated in relation to net sales.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. In 2022, Mytheresa expanded its luxury offering to home décor and lifestyle products with the launch of the category “LIFE”. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €747.3 million GMV in fiscal year 2022 (+21.3% vs. FY21).

For more information and updated Mytheresa campaign imagery, please visit https://investors.mytheresa.com.

Investor Relations Contacts
Mytheresa.com GmbH	Solebury Strategic Communications
Stefanie Muenz	Deena Friedman / Maria Lycouris
phone: +49 89 127695-1919	phone: +1 800 929 7167
email: investors@mytheresa.com	email: investors@mytheresa.com

Media Contacts for public relations	Media Contacts for business press
Mytheresa.com GmbH	Mytheresa.com GmbH
Sandra Romano	Alberto Fragoso
mobile: +49 152 54725178	mobile: +49 152 38297355
phone: +49 89 127695-236	phone: +49 89 127695-1358
email: sandra.romano@mytheresa.com	email: alberto.fragoso@mytheresa.com

Source: MYT Netherlands Parent B.V.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Six Months Ended

	December 31, 2021	December 31, 2022	Change in % / BPs	December 31, 2021	December 31, 2022	Change in % / BPs

(in millions) (unaudited)
Gross Merchandise Value (GMV) (1)	€ 200.2	€ 215.9	7.8%	€ 364.0	€ 413.7	13.7%
Active customer (LTM in thousands) (1,2)	740	814	10.1%	740	814	10.1%
Total orders shipped (LTM in thousands) (1,2)	1,656	1,876	13.3%	1,656	1,876	13.3%
Net sales	€ 187.6	€ 190.1	1.3%	€ 345.4	€ 366.0	6.0%
Gross profit	€ 100.1	€ 104.2	4.0%	€ 177.4	€ 192.0	8.2%
Gross profit margin(3)	53.4%	54.8%	140 BPs	51.4%	52.5%	110 BPs
Adjusted EBITDA (4)	€ 28.9	€ 17.7	(38.6%)	€ 43.5	€ 30.4	(30.1%)
Adjusted EBITDA margin (3)	15.4%	9.3%	(610 BPs)	12.6%	8.3%	(430 BPs)
Adjusted Operating Income (4)	€ 26.6	€ 14.9	(43.9%)	€ 39.1	€ 25.1	(35.8%)
Adjusted Operating Income margin (3)	14.2%	7.9%	(630 BPs)	11.3%	6.9%	(440 BPs)
Adjusted Net Income (4)	€ 19.5	€ 11.0	(43.6%)	€ 28.3	€ 18.2	(35.8%)
Adjusted Net Income margin (3)	10.4%	5.8%	(460 BPs)	8.2%	5.0%	(320 BPs)

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 29 of our quarterly report.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 29 of our quarterly report.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income to EBITDA and adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income and their corresponding margins as a percentage of net sales:

	Three Months Ended			Six Months Ended

	December 31, 2021	December 31, 2022	Change in %	December 31, 2021	December 31, 2022	Change in %

(in millions) (unaudited)
Net income	€ 2.1	€ (0.5)	(122.3%)	€ (5.2)	€ (4.3)	(18.4%)
Finance expenses, net	€ 0.2	€ 0.4	111.2%	€ 0.4	€ 0.8	104.2%
Income tax expense	€ 7.0	€ 3.5	(49.4%)	€ 10.4	€ 6.1	(41.1%)
Depreciation and amortization	€ 2.3	€ 2.8	23.9%	€ 4.4	€ 5.3	20.4%
thereof depreciation of right-of use assets	€ 1.4	€ 2.1	52.8%	€ 2.7	€ 3.8	40.5%
EBITDA	€ 11.5	€ 6.3	(45.3%)	€ 10.0	€ 8.0	(20.0%)
Other transaction-related, certain legal and other expenses (1)	€ 1.0	€ 1.8	67.5%	€ 1.0	€ 3.2	206.3%
Share-based compensation (2)	€ 16.3	€ 9.7	(40.7%)	€ 32.5	€ 19.2	(40.8%)
Adjusted EBITDA	€ 28.9	€ 17.7	(38.6%)	€ 43.5	€ 30.4	(30.1%)

Reconciliation to Adjusted EBITDA Margin
Net Sales	€ 187.6	€ 190.1	1.3%	€ 345.4	€ 366.0	6.0%
Adjusted EBITDA margin	15.4%	9.3%	(610 BPs)	12.6%	8.3%	(430 BPs)

	Three Months Ended			Six Months Ended

	December 31, 2021	December 31, 2022	Change in %	December 31, 2021	December 31, 2022	Change in %

(in millions) (unaudited)
Operating Income	€ 9.2	€ 3.5	(62.2%)	€ 5.5	€ 2.6	(52.4%)
Other transaction-related, certain legal and other expenses (1)	€ 1.0	€ 1.8	67.5%	€ 1.0	€ 3.2	206.3%
Share-based compensation (2)	€ 16.3	€ 9.7	(40.7%)	€ 32.5	€ 19.2	(40.8%)
Adjusted Operating Income	€ 26.6	€ 14.9	(43.9%)	€ 39.1	€ 25.1	(35.8%)

Reconciliation to Adjusted Operating Income Margin
Net Sales	€ 187.6	€ 190.1	1.3%	€ 345.4	€ 366.0	6.0%
Adjusted Operating Income margin	14.2%	7.9%	(630 BPs)	11.3%	6.9%	(440 BPs)

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Six Months Ended

	December 31, 2021	December 31, 2022	Change in %	December 31, 2021	December 31, 2022	Change in %

(in millions) (unaudited)
Net Income	€ 2.1	€ (0.5)	(122.3%)	€ (5.2)	€ (4.3)	(18.4%)
Other transaction-related, certain legal and other expenses (1)	€ 1.0	€ 1.8	67.5%	€ 1.0	€ 3.2	206.3%
Share-based compensation (2)	€ 16.3	€ 9.7	(40.7%)	€ 32.5	€ 19.2	(40.8%)
Adjusted Net Income	€ 19.5	€ 11.0	(43.6%)	€ 28.3	€ 18.2	(35.8%)

Reconciliation to Adjusted Net Income Margin
Net Sales	€ 187.6	€ 190.1	1.3%	€ 345.4	€ 366.0	6.0%
Adjusted Net Income margin	10.4%	5.8%	(460 BPs)	8.2%	5.0%	(320 BPs)

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.
(2)	Certain key management members and supervisory board members were granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income has changed. Prior to Q2 of fiscal year 2023, MYT Netherlands Parent B.V. and its subsidiaries (“Mytheresa Group”) only adjusted for share-based compensation expenses connected to the IPO. As of Q2 of FY23 we also adjusted for share-based compensation expenses recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expenses due to Supervisory Board Members Plans. Therefore, starting with Q2 of fiscal year 2023, Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have been adjusted for all share-based compensation expenses to make the presentation consistent with common practice in the industry and comparable to Mytheresa Group peers. Therefore, Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income in current and prior periods presented have been changed to reflect this consistent presentation. We do not consider share-based compensation expenses to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use including a reconciliation of amounts under our former methodology to our current methodology, see page 28 of our quarterly report.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Six Months Ended

(in € thousands)	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022

Net sales	187,571	190,092	345,402	365,983
Cost of sales, exclusive of depreciation and amortization	(87,453)	(85,925)	(167,969)	(174,020)
Gross profit	100,118	104,167	177,433	191,963
Shipping and payment cost	(25,509)	(28,284)	(45,476)	(52,313)
Marketing expenses	(23,828)	(28,802)	(46,256)	(54,156)
Selling, general and administrative expenses	(40,980)	(39,089)	(77,138)	(76,733)
Depreciation and amortization	(2,261)	(2,801)	(4,443)	(5,349)
Other (expense) income, net	1,708	(1,698)	1,427	(772)
Operating income	9,246	3,493	5,547	2,640
Finance income	-	244	-	248
Finance costs	(199)	(664)	(388)	(1,040)
Finance income (costs), net	(199)	(420)	(388)	(792)
Income before income taxes	9,048	3,073	5,159	1,848
Income tax expense	(6,982)	(3,535)	(10,390)	(6,116)
Net income (loss)	2,066	(462)	(5,230)	(4,268)
Cash Flow Hedge	(1,088)	4,761	(2,169)	1,701
Income Taxes related to Cash Flow Hedge	336	(1,329)	604	(475)
Foreign currency translation	(28)	52	(54)	27
Other comprehensive income (loss)	(780)	3,484	(1,619)	1,254
Comprehensive income (loss)	1,287	3,022	(6,849)	(3,014)

Basic & diluted earnings per share	€0.02	€(0.01)	€(0.06)	€(0.05)
Weighted average ordinary shares outstanding (basic) – in millions (1)	86.3	86.6	86.3	86.6
Weighted average ordinary shares outstanding (diluted) – in millions (1)	87.7	86.6	86.3	86.6

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 14 in our quarterly report.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2022	December 31, 2022
Assets
Non-current assets
Non-current financial assets	294	4,763
Intangible assets and goodwill	155,223	155,021
Property and equipment	17,691	28,774
Right-of-use assets	21,677	45,529
Deferred tax assets	6,090	6,090
Total non-current assets	200,975	240,177
Current assets
Inventories	230,144	307,990
Trade and other receivables	8,276	7,553
Other assets	61,874	40,081
Cash and cash equivalents	113,507	51,880
Total current assets	413,801	407,503
Total assets	614,776	647,680

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	498,872	517,630
Accumulated Deficit	(68,734)	(73,002)
Accumulated other comprehensive income	1,528	2,782
Total shareholders’ equity	431,667	447,411

Non-current liabilities
Provisions	758	2,623
Lease liabilities	16,817	40,055
Deferred tax liabilities	3,661	7,201
Total non-current liabilities	21,237	49,879
Current liabilities
Tax liabilities	25,892	22,053
Cash-settled share-based payment liability	-	1,545
Lease liabilities	5,189	5,297
Contract liabilities	10,746	7,915
Trade and other payables	45,156	43,290
Other liabilities	74,889	70,291
Total current liabilities	161,872	150,390
Total liabilities	183,109	200,369
Total shareholders’ equity and liabilities	614,776	647,680

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2021	1	444,951	(60,837)	-	1,602	385,718
Net loss	-	-	(5,230)	-	-	(5,230)
Other comprehensive loss	-	-	-	(1,566)	(53)	(1,619)
Comprehensive loss	-	-	(5,230)	(1,566)	(53)	(6,849)
Share-based compensation	-	32,473	-	-	-	32,473
Balance as of December 31, 2021	1	477,424	(66,067)	(1,566)	1,549	411,342

Balance as of July 1, 2022	1	498,872	(68,734)	-	1,528	431,667
Net loss	-	-	(4,268)	-	-	(4,268)
Other comprehensive income	-	-	-	1,227	27	1,254
Comprehensive loss	-	-	(4,268)	1,227	27	(3,014)
Share options exercised	-	1,077	-	-	-	1,077
Share-based compensation	-	19,226	-	-	-	19,226
Reclassification due to cash-settlement of Share-based compensation (1)	-	(1,545)	-	-	-	(1,545)
Balance as of December 31, 2022	1	517,630	(73,002)	1,227	1,555	447,411

(1)	For further details, refer to note 14 in our quarterly report.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Six months ended December 31,
(in € thousands)	2021	2022

Net loss	(5,230)	(4,268)
Adjustments for
Depreciation and amortization	4,443	5,349
Finance (income) costs, net	388	792
Share-based compensation	32,473	19,226
Income tax expense	10,390	6,116
Change in operating assets and liabilities
(Decrease) increase in provisions	25	1,865
(Increase) decrease in inventories	2,741	(77,846)
(Increase) decrease in trade and other receivables	(36,785)	722
Decrease (increase) in other assets	(2,817)	23,528
(Decrease) increase in other liabilities	10,267	(4,452)
Increase (decrease) in contract liabilities	(2,661)	(2,831)
Increase (decrease) in trade and other payables	(4,387)	(1,910)
Decrease (increase) in non-current financial assets	(15)	(4,493)
Income taxes paid	(1,674)	(6,896)
Net cash used in operating activities	7,172	(45,088)
Expenditure for property and equipment and intangible assets	(1,057)	(12,396)
Net cash (used in) investing activities	(1,057)	(12,396)
Interest paid	(388)	(792)
Proceeds from exercise of option awards	-	1,077
Payment of lease liabilities	(2,689)	(4,340)
Net cash used in financing activities	(3,076)	(4,055)
Net decrease in cash and cash equivalents	3,038	(61,539)
Cash and cash equivalents at the beginning of the period	76,760	113,507
Effects of exchange rate changes on cash and cash equivalents	(53)	(88)
Cash and cash equivalents at end of the period	79,745	51,880